Filed by: METRO INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: The Jean Coutu Group (PJC) Inc.

A registration statement is expected to be filed by METRO INC.

On October 18, 2017, METRO INC. (“METRO”) first used or made available the following communication:

    1.     Form 51-102F3, Material Change Report, filed on SEDAR on October 18, 2017.

NOTICE TO U.S. HOLDERS

METRO is planning to file a registration statement on Form F-8 or F-80, which will include an Information Circular and related Documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the Transaction to US holders of Jean Coutu Group shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov).

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Jean Coutu Group shares or an offer to sell or a solicitation of an offer to buy METRO shares.

[Materials begin on the following page]

Form 51-102F3

Material Change Report

METRO INC.

1.	Name and Address of Company

METRO INC. (“Metro”)

11011, boul. Maurice-Duplessis

Montréal, Québec

Canada H1C 1V6

2.	Date of Material Change

October 11, 2017

3.	News Release

On October 11, 2017, Metro issued a news release indicating the material change, which was disseminated in Canada on the Marketwire and Newswire services. A copy of such news release is attached hereto as Schedule A.

4.	Summary of Material Change

On October 11, 2017, Metro announced that its wholly-owned subsidiary, Metro Canada Holdings Inc.(Metro Holdings), had agreed to sell to dealers led by National Bank Financial Inc. and BMO Capital Markets (the Dealers), by way of a block trade bought deal, a total of 11,369,599 Class B Subordinate Voting Shares of Alimentation Couche-Tard Inc. (Couche-Tard) at a price per share of $57.17, for proceeds of approximately $650 million, representing approximately 2.7% of the outstanding Class B Subordinate Voting Shares of Couche-Tard and approximately 2.0% when combined with the Class A Multiple Voting Shares of Couche-Tard. The sale, which was completed on October 13, 2017, was preceded by the conversion of 11,369,599 Class A Multiple Voting Shares of Couche-Tard held by Metro Holdings into Class B Subordinate Voting Shares, in accordance with Couche-Tard’s articles.

On October 11, 2017, Metro also announced that Metro Holdings had agreed to sell to CDP Investissements Inc. et CDPQ Marchés Boursiers Inc., two wholly-owned subsidiaries of Caisse de dépôt et placement du Québec, by way of a private agreement, a total of 11,369,599 Class A Multiple Voting Shares of Couche-Tard at a price per share of $57.17, for proceeds of approximately $650 million. The sale was completed on October 13, 2017. These shares represented approximately 7.7% of the outstanding Class A Multiple Voting Shares of Couche-Tard and approximately 2.0% when combined with the Class B Subordinate Voting Shares of Couche-Tard.

On October 11, 2017, Metro also announced that Metro Holdings had entered into a private agreement with Couche-Tard for the repurchase for cancellation of 4,372,923 Class B Subordinate Voting Shares of Couche-Tard, at a price per share of $57.17, for proceeds of approximately $250 million. These shares represent approximately 1.0% of the outstanding Class B Subordinate Voting Shares of Couche-Tard and approximately 0.8% when combined with the Class A Multiple Voting Shares of Couche-Tard. The parties agreed that completion of this sale would occur on or before November 7, 2017 and was conditional upon Couche-Tard obtaining from the Autorité des marchés financiers of Quebec, on or prior to such date, an order exempting Metro Holdings and Couche-Tard from the requirements of Part 2 of Regulation 62-104 respecting Take-Over Bids and Issuer Bids, which order was issued on October 13, 2017. This sale, which was completed on October 17, 2017, was preceded by the conversion of 4,372,923 Class A Multiple Voting Shares of Couche-Tard held by Metro Holdings into Class B Subordinate Voting Shares, in accordance with Couche-Tard’s articles.

Following such sales, Metro Holdings remains the beneficial owner of 5,114,923 Class A Multiple Voting Shares in the capital of Couche-Tard, representing approximately 3.9% of all issued and outstanding

2

Class A Multiple Voting Shares in the capital of Couche-Tard and approximately 0.9% when combined with the issued and outstanding Class B Subordinate Voting Shares of Couche-Tard.

5.	Full Description of Material Change

The news release attached as Schedule A hereto sets forth a complete description of the material change.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Simon Rivet, Vice President, General Counsel and Corporate Secretary. Mr. Rivet is knowledgeable about the details of the material change and may be contacted at 514-356-5823.

9.	Date of Report

October 18, 2017.

Schedule A

NEWS RELEASE

(October 11, 2017)

Metro enters into agreements to sell the majority of its holding in Alimentation Couche-Tard

MONTREAL, Oct. 11, 2017 /CNW Telbec/ - Metro Inc. (Metro) (TSX: MRU) announces today that it and its wholly-owned subsidiary, Metro Canada Holdings Inc. (Metro Holdings), have entered into three separate agreements to realize the value of the majority of its holding in Alimentation Couche-Tard Inc. (Couche-Tard) (TSX: ATD.A ATD.B).

Metro Holdings has agreed to sell to dealers led by National Bank Financial Inc. and BMO Capital Markets, as bookrunners, by way of a bloc trade bought deal, a total of 11,369,599 Class B Subordinate Voting Shares of Couche-Tard at a price per share of $57.17, for proceeds of approximately $650 million. These shares represent approximately 2.7% of the outstanding Class B Subordinate Voting Shares of Couche-Tard and approximately 2.0% when combined with the Class A Multiple Voting Shares of Couche-Tard. This sale will be preceded by the conversion of 11,369,599 Class A Multiple Voting Shares of Couche-Tard currently held by Metro Holdings into Class B Subordinate Voting Shares, in accordance with Couche-Tard’s articles.

Metro Holdings has also agreed to sell to CDP Investissements Inc. et CDPQ Marchés Boursiers Inc., two wholly-owned subsidiaries of Caisse de dépôt et placements du Québec, by way of a private agreement, a total of 11,369,599 Class A Multiple Voting Shares of Couche-Tard at a price per share of $57.17, for proceeds of approximately $650 million. These shares represent approximately 7.7% of the outstanding Class A Multiple Voting Shares of Couche-Tard and approximately 2.0% when combined with the Class B Subordinate Voting Shares of Couche-Tard.

The completion of the sales with the dealers and Caisse de dépôt et placements du Québec’s subsidiaries will occur within the next 2 business days. As a result of such sales, Metro and Metro Holdings will no longer be parties to the shareholders’ agreement relating to Couche-Tard.

Metro Holdings has also entered into a private agreement with Couche-Tard for the repurchase for cancellation of 4,372,923 Class B Subordinate Voting Shares of Couche-Tard, at a price per share of $57.17, for proceeds of approximately $250 million. These shares represent approximately 1.0% of the outstanding Class B Subordinate Voting Shares of Couche-Tard and approximately 0.8% when combined with the Class A Multiple Voting Shares of Couche-Tard. The completion of this sale will occur on or before November 7, 2017 and is conditional upon Couche-Tard obtaining from the Autorité des marchés financiers of Quebec, on or prior to such date, an order exempting Metro Holdings from the requirements of Part 2 of Regulation 62-104 respecting Take-Over Bids and Issuer Bids. This sale will be preceded by the conversion of 4,372,923 Class A Multiple Voting Shares of Couche-Tard currently held by Metro Holdings into Class B Subordinate Voting Shares, in accordance with Couche-Tard’s articles.

Following the sales with the dealers and Caisse de dépôt et placements du Québec’s subsidiaries and the repurchase by Couche-Tard, Metro Holdings will remain the beneficial owner of 5,114,923 Class A Multiple Voting Shares in the capital of Couche-Tard, representing approximately 3.9% of all issued and outstanding Class A Multiple Voting Shares in the capital of Couche-Tard and approximately 0.9% when combined with the issued and outstanding Class B Subordinate Voting Shares of Couche-Tard.

The after tax net proceeds will be used to finance the previously announced business combination with Le Groupe Jean Coutu (PJC) Inc. (Jean Coutu) and to reduce Metro’s committed bank facilities.

Metro Inc.

With annual sales of over $12 billion, METRO INC. (TSX: MRU), founded in 1947, is the only major Canadian food distribution company to have its head office in Quebec. Along with its affiliates and franchisees, METRO INC. employs in Quebec and Ontario over 65,000 people, whose mission is to exceed their customers’ expectations every day to earn their-long term loyalty. METRO INC. operates a network of almost 600 food stores under several banners including Metro, Metro Plus, Super C and Food Basics, as well as over 250 drugstores under the Brunet, Metro Pharmacy and Drug Basics banners.

FORWARD-LOOKING INFORMATION

We have used, throughout this press release, different statements that could, under regulations issued by the Canadian Securities Administrators, be construed as being forward-looking information. In general, any statement contained herein, which does not constitute a historical fact, may be deemed a forward-looking statement. Expressions such as “conditional”, “will” and other similar expressions are generally indicative of forward-looking statements.

These forward-looking statements do not provide any guarantees as to the future performance of the Corporation and are subject to potential risks, known and unknown, as well as uncertainties that could cause the outcome to differ significantly. An economic slowdown or recession, or the arrival of a new competitor, are examples described under the “Risk Management” section of the 2016 Annual Report which could have an impact on these statements. We believe these statements to be reasonable and pertinent as at the date of publication of this press release and represent our expectations. The Corporation does not intend to update any forward-looking statement contained herein, except as required by applicable law.

SOURCE METRO INC.

View original content: http://www.newswire.ca/en/releases/archive/October2017/11/c8446.html

%SEDAR: 00001783E

For further information: François Thibault, Executive Vice-President, Chief Financial Officer and Treasurer, fthibault@metro.ca, 514 643-1003

CO: METRO INC.

CNW 18:19e 11-OCT-17